Exhibit 4.12

Valerie Gooding

Senior Independent Director

[21 May] 2020

STRICTLY PRIVATE & CONFIDENTIAL

To: Mr Jean-François van Boxmeer

c/o Vodafone Group Plc

One Kingdom Street

Paddington Central

London W2 6BY

Dear Jean-François

NON-EXECUTIVE DIRECTORSHIP OF VODAFONE GROUP PUBLIC LIMITED COMPANY

Further to our discussions, I am writing this letter on behalf of the Board of Directors to confirm the terms of your appointment as a non-executive director of Vodafone Group Public Limited Company (the “Company”) and as Chairman of the Company’s Board of Directors.

1	Role as a non-executive Director

As a non-executive Director your obligations and responsibilities are to the Company and, like all directors, you should act at all times in the best interests of the Company, exercising your independent judgment on all matters. Non-executive directors have the same general legal responsibilities to the Company as any other director. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs.

Your appointments as a non-executive director of the Company and as Chairman of the Board are subject to the Company’s Articles of Association (the “Articles”) and the latter will prevail in the event of any conflict between them and the terms of this letter. A copy of the current version of the Articles is available on the Company’s website at www.vodafone.com.

The role of the non-executive director has a number of key elements and we look forward to your contribution in these areas:

(i)	Purpose & Strategy: you should constructively challenge and contribute to the development of the Company’s purpose and strategy;

(ii)	Performance: you should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

(iii)	Risk: you should satisfy yourself that financial information is accurate and that financial controls and systems of risk management are robust and defensible;

Vodafone Group Plc Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England T +44 (0)1635 33251 F +44 (0)1635 580857 www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England, Registered in England No. 1833679

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(iv)

People: non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and senior management, for reviewing workforce remuneration and the alignment of incentives and rewards with culture, and have a prime role in succession planning and appointing, and where necessary removing, senior management; and

(v)

Culture: non-executive directors are responsible for ensuring that the values of the Company are unambiguous and embody the behaviours required to deliver the Company’s strategic goals. You are expected to act with integrity, lead by example and promote the desired culture and you should satisfy yourself that management are taking the appropriate action to achieve and maintain the desired culture.

2	Role as Chairman of the Board

As Chairman of the Board, in addition to your role as a non-executive Director, you will have the responsibilities described in Appendix 1 of this letter.

3	Appointment and Term

Subject to the terms of this letter and to approval of your appointment as a director by the Company’s shareholders in general meeting, your appointment as a director will commence at the conclusion of the Company’s 2020 Annual General Meeting (“the Effective Date”) and your appointment as Chairman of the Board will commence at the close of business on 3 November 2020 (the “Chairmanship Effective Date”). Your appointment as a director and as Chairman will continue until terminated in accordance with the terms of this letter.

The Articles provide that at each annual general meeting all directors shall automatically retire and will be eligible for re-election unless the directors resolve otherwise not later than the date of the notice of such annual general meeting. The Nominations and Governance Committee each year reviews and considers the submission of the directors for re-election having regard for the provisions of the UK Corporate Governance Code and the output from the annual review of the Board and its members. In the event that when you submit yourself for re-election you are not elected, your appointment as director and Chairman will automatically terminate.

Overall, we anticipate a time commitment from you involving attendance at all Board meetings (the Company currently has eight each year), the Annual General Meeting (usually held in July each year) and at least one Company/site visit per year. You will be expected to devote appropriate preparation time ahead of each meeting. In addition, each of the principal Board Committees meets about four or five times a year (and in some cases more frequently) and you are expected to attend all the meetings of the Committee(s) of which you are member.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role, including making yourself available in the event the Board is required to deal with crises. If you are unable to attend a Board meeting or Committee meeting in person, you are requested, if possible, to join those meetings either by videoconference or teleconference facilities.

4	Fees

The fees for non-executive directors and for the Chairman are determined by the Board, in accordance with the Articles. Until the Chairmanship Effective Date the fee for your services is £115,000.00 per annum (less any deductions required by law), paid in monthly instalments in arrears. You will also be

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entitled to be repaid all travelling and other expenses properly incurred in performing your duties in accordance with the Articles.

From the Chairmanship Effective Date the provisions relating to your fees and benefits set out in Appendix 1 shall apply.

Payment of all fees will cease immediately after your appointment terminates for any reason.

5	Dealing in the Company’s shares

You shall (and you shall ensure that your “closely associated persons”, including your spouse, any dependent children and associated legal entities shall) comply with the provisions of the Market Abuse Regime (MAR), Criminal Justice Act 1993, the Financial Services and Markets Act 2000 and rules and regulations laid down by the Company from time to time in relation to dealing in the Company’s shares.

6	Outside interests

It is accepted and acknowledged that you have business interests other than those of the Company. As a condition to your appointment commencing you are required to declare all such directorships, appointments and interests to the Board.

If you take on any additional interests that might affect the time you are able to devote to your role or if you become aware of any potential conflicts of interests, these must be disclosed to the Board as soon as they arise or become known to you.

If at any time you are considering acquiring any new interest which might give rise to a conflict of interest with any company in the Group or might cause you to cease to be independent you must first discuss the matter with the Board and obtain its consent.

7	Competitive Businesses

In view of the sensitive and confidential nature of the Company’s business you agree that for so long as you are a non-executive director of the Company you will not, without the consent of the Board, which shall not be withheld unreasonably, be engaged or interested in any capacity in any business or with any company which is, in the reasonable opinion of the Board, competitive with the business of any company in the Group.

8	Confidentiality

You agree that you will not make use of, divulge or communicate to any person (except in the proper performance of your duties) the contents of any confidential discussions or any of the trade secrets or other confidential information of or relating to any company in the Group which you have received or obtained from or through the Company. This restriction shall continue to apply after the termination of your appointment without limit in point of time but shall cease to apply to information or knowledge which comes into the public domain otherwise than through your default or which shall have been received by you from a third party entitled to disclose the same to you.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of inside information. Consequently, you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Senior Independent Director or from the Company Secretary. Please note that all media enquiries concerning the Company must be referred immediately to the Group External Affairs Director.

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9	Termination

Either you or the Company may terminate your appointment as a director or as Chairman by giving not less than six months written notice to the other.

The Company may terminate the Engagement with immediate effect by giving written notice if you:

(i)	have not performed your duties under this agreement to the standard required by the Board; or

(ii)	commit any serious or persistent breach of your obligations under this agreement; or

(iii)	are guilty of any gross misconduct or conduct yourself in a way which is harmful to any Group Company; or

(iv)	are guilty of dishonesty or are convicted of an arrestable criminal offence (other than a motoring offence which does not result in imprisonment); or

(v)

become of unsound mind, are bankrupted or have a receiving order made against you or make any general composition with your creditors or take advantage of any statute affording relief for insolvent debtors; or

(vi)	become disqualified from being a director of a company.

If you are prevented by illness or incapacity from carrying out your duties for a period exceeding three consecutive calendar months or at different times for a period exceeding in aggregate three calendar months in any one period of twelve calendar months or if you become prohibited by law or under the Articles from being a non-executive director of the Company, then the Company may terminate your appointment immediately.

You will have no claim for damages or any other remedy against the Company if your appointment is terminated for any of the reasons set out in this letter.

Upon termination of your appointment howsoever arising, you shall immediately or upon request of the Company, resign from office as a non-executive director of the Company and all other offices held by you in any other companies in the Group and your membership of any organisation acquired by virtue of your tenure of any such office, and should you fail to do so, the Company is hereby irrevocably authorised to appoint some person in your name and on your behalf to sign any documents and do anything necessary or requisite to give effect thereto.

10	Return of Company Property

You agree that upon termination of your appointment as a non-executive director, you will immediately deliver to the Company all property belonging to the Company or any member of its Group, including all documents or other records made or compiled or acquired by you during your appointment concerning the business, finances or affairs of the Group.

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11	Independent Professional Advice

In accordance with the UK Corporate Governance Code, the Board has agreed procedures for directors in the furtherance of their duties to take independent professional advice if necessary, at the Company’s expense.

12	Indemnification and Insurance

You will have the benefit of the following indemnity in relation to liability incurred in your capacity as a Director of the Company. This indemnity is as wide as English law currently permits:

(i)

The Company will provide funds to cover costs as incurred by you in defending legal proceedings brought against you in your capacity as, or as a result of your being or having been, a director of the Company including criminal proceedings and proceedings brought by the Company itself or an associated company;

(ii)

The Company will indemnify you in respect of any proceedings brought by third parties, including both legal and financial costs of an adverse judgment brought against you in your capacity as, or as a result of your being or having been, a director of the Company; and

(iii)	The Company will indemnify you for liability incurred in connection with any application made to a court for relief from liability, where the court grants such relief.

For the avoidance of doubt, the indemnity granted does not cover:

(i)	Unsuccessful defence of criminal proceedings, in which instance the Company would seek reimbursement for any funds advanced;

(ii)	Unsuccessful defence of an action brought by the Company itself or an associated company, in which instance the Company would seek reimbursement for any funds advanced;

(iii)	Fines imposed by regulatory bodies; and

(iv)	Fines imposed in criminal proceedings,

You will notify the Company as soon as reasonably practicable upon becoming aware of any claim or potential claim against you.

The Company maintains Directors and Officers insurance as additional cover for directors which, if the insurance policy so permits, may provide funds in circumstances where the law prohibits the Company from indemnifying directors. Further information can be provided by the Company Secretary.

13	Contract for Services

It is agreed that you will not be an employee of the Company or any of its subsidiaries and that this letter shall not constitute a contract of employment.

14	Data Protection

For the purposes of the data privacy laws, you give your consent to the holding, processing and disclosure of personal data (including sensitive data) provided by you to the Company for all purposes relating to the performance of this agreement including, but not limited to: ministering and maintaining personnel records; paying, reviewing and administering fees and other remuneration and benefits; undertaking performance appraisals and reviews; and taking decisions as to your fitness for work.

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You acknowledge that during your appointment you will have access to and may process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company. You agree to comply with the relevant laws in relation to such data and to abide by the Company’s data protection policy issued from time to time.

In this letter:

“Board”

means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative or to whom (and to that extent) it has delegated powers for the purposes of this letter.

“Group”

means the Company and any other company which is its subsidiary or in which the Company or any subsidiary of the Company controls not less than 25% of the voting shares (where “subsidiary” has the meaning given to it by section 736 of the Companies Act 1985).

This letter shall be governed by and construed in accordance with English Law. Both parties submit to the exclusive jurisdiction of the English Courts as regards any claim or matter arising in connection with the terms of this letter.

Please acknowledge receipt and acceptance of the terms of this letter by signing the enclosed copy and returning it to the Company Secretary. I am greatly looking forward to working with you.

Kind regards.

Yours sincerely

I hereby accept that the terms of this letter constitute the terms of my appointment as a non-executive director of the Company and Chairman of the Board

Signed /s/ Jean-Francois Van	Dated
Boxmeer

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Appendix 1

Chairman’s Duties and Related Matters

1	Chairman’s Duties

From the Chairmanship Effective Date and subject to and in accordance with the Articles you will serve the Company as Chairman of the Board.

You will:

(i)

perform the duties ascribed to the role of Chairman in the document “Vodafone Group Plc Board Roles and Responsibilities” which was approved by the Board on 24 September 2018 (and which is annexed to this letter), as from time to time amended or superseded by resolution of the Board;

(ii)	devote such of your working time, attention and skill to the appointment as you, together with the Board, shall consider necessary for the fulfilment of your duties as Chairman;

(iii)	fulfil with due diligence and to the best of your ability the obligations incumbent upon you pursuant to your appointment;

(iv)	comply with all rules and regulations issued by the Company;

(v)	obey the lawful directions of the Board; and

(vi)	use all reasonable endeavours to promote and safeguard the interests and reputation of the Group.

You accept that the Company may require you to perform duties for any other Group Company and that you may be required to travel and work outside the United Kingdom from time to time. The Company will remain responsible for the payments and benefits you are entitled to receive under this letter.

2	Other Directorships

From the Chairmanship Effective Date, you may not serve as a non-executive director of more than one non-Group company quoted on a recognised Stock Exchange without the prior approval of the Board and in the event you wish to accept such a position you will not do so until receipt of that approval, such approval not to be unreasonably withheld or delayed.

3	Office Facilities

From the Chairmanship Effective Date, the Chairman will be provided with appropriate office facilities, including the services of a secretary, by the Company within the United Kingdom.

4	Fee and other Benefits

From the Chairmanship Effective Date, the Company will pay you a fee of £650,000 per annum (less any withholdings required by law), paid monthly in arrears by bank credit transfer on or about the 28th day of each month. The fee will be reviewed by the Board at the time it reviews fees for the non-executive directors of the Company and the revised fee, if different, will take effect from the date determined by the Board.

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For the avoidance of doubt, you will not be entitled to participate in short-term and long-term incentive plans and schemes in accordance with the Company’s executive remuneration policy as determined by the Remuneration Committee.

To assist in the performance of your duties under this agreement you will, during the continuance of your appointment, be entitled to the use of a car and a driver whenever and wherever you are providing services to or representing the Company.

4	Expenses

The Company will refund you all your reasonable expenses properly incurred by you in performing your duties as Chairman, provided that these are incurred in accordance with Company policy from time to time.

The Company will reimburse you for the cost of hotel accommodation incurred when you are in the UK and elsewhere in connection with your duties for the Company.

When flying in discharge of your duties as Chairman, you are entitled to fly first class. In exceptional circumstances, and after prior notification to the Senior Independent Director or, in his/her absence, the Chairman of the Remuneration Committee, you may use the services of a private aviation company if one is used by the Company.

The Company will require you to produce receipts or other documents as proof that you have incurred any expenses you claim.

For the avoidance of doubt, if you are required to be accompanied by your partner on any occasion or to any event in the performance of your duties, your partner’s expenses will also be paid or reimbursed by the Company.

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